Exhibit 11.2

INSTINCT BIO TECHNICAL COMPANY HOLDINGS INC.

INSIDER TRADING POLICY

Adopted: July 23, 2026

Purpose

This Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Instinct Bio Technical Company Holdings Inc. (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of material nonpublic information about a company from: (i) trading in securities of that company; or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

Persons Subject to the Policy

This Policy applies to all directors, officers, and employees of the Company and its subsidiaries and affiliates (each, a “Covered Individual” and, collectively, “Covered Individuals”). The Board may also determine that other persons should be subject to this Policy, such as agents, contractors, or consultants who have access to material nonpublic information.

In addition, this Policy applies to the family members of a Covered Individual who reside with such Covered Individual (including a spouse, children, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in the household of a Covered Individual, and any family members of a Covered Individual who do not live in the household of such Covered Individual but whose transactions in Company Securities are directed by such Covered Individual or are subject to such Covered Individual’s influence or control, such as parents or children who consult with such Covered Individual before they trade in Company Securities (collectively, “Family Members”). A Covered Individual is responsible for the transactions of Family Members and therefore should make them aware of the need to confer with such Covered Individual before they trade in Company Securities, and such Covered Individual should treat all such transactions for purposes of this Policy and applicable securities laws as if the transactions were for such Covered Individual’s own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to such Covered Individual or such Covered Individual’s Family Members.

Lastly, this Policy applies to any entities that a Covered Individual influences or controls, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities” and, together with the Covered Individuals and their Family Members, “Covered Persons”), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for such Covered Individual’s account.

Transactions Subject to the Policy

This Policy applies to transactions in the Company’s securities (collectively referred to in this Policy as “Company Securities”), including the Company’s common stock, options to purchase common stock, warrants, rights or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Persons subject to this policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties as well as disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below in more detail under the heading “Consequences of Violations.”

Administration of the Policy

The Audit Committee of the Board of Directors of the Company shall appoint an individual to serve as the Compliance Officer for the purposes of this Policy. The Compliance Officer may designate another employee of the Company to be responsible for administration of this Policy in the Compliance Officer’s absence. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.

Statement of Policy

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated by this Policy or by the Compliance Officer as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans,” “Transactions Not Involving a Purchase or Sale” and “Rule 10b5-1 Plans;”

2.	Recommend the purchase or sale of any Company Securities;

3.	Disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no Covered Person or any other person designated by the Compliance Officer pursuant to this Policy who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

Definition of Material, Non-Public Information

Material Information. Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

•	Financial results of the Company, including earnings or operating results;

•	Projections of earnings or other financial data;

•	Significant litigation or disputes with significant customers, suppliers or contractors;

•	Gain or loss of a significant tenant, supplier or contract;

•	Acquisition, divestiture, merger or consolidation proposals or agreements;

•	Major changes in corporate structure;

•	Public offerings or private sales of debt or equity securities;

•	Stock redemption or repurchase programs by the Company;

•	Significant changes in Company personnel;

•	Significant expansion or reduction of operations;

•	Significant new products, services or marketing plans;

•	Significant write-ups or write-downs of assets, or changes in accounting methods;

•	Actual or projected changes in industry circumstances or competitive conditions that could significantly affect the Company’s revenues, earnings, financial position or future prospects;

•	Increases or decreases in cash dividends;

•	Stock splits or stock dividends;

•	A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; or

•	The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.

When Information is Considered Public. Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the U.S. Securities and Exchange Commission (the "SEC") that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, Covered Person should not trade in Company Securities until Thursday. Depending upon the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material, non-public information.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a Covered Person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which a Covered Person elects to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The Policy does apply, however, to any market sale of restricted stock.

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company’s 401(k) plan resulting from a Covered Person’s periodic contribution of money to the plan pursuant to Covered Person’s payroll deduction election. This Policy does apply, however, to certain elections a Covered Person may make under the 401(k) plan, including (a) an election to increase or decrease the percentage of a Covered Person’s periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against a Covered Person’s 401(k) plan account if the loan will result in a liquidation of some or all of such Covered Person’s Company stock fund balance and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. It should be noted that sales of Company Securities from a 401(k) account are also subject to Rule 144, and therefore affiliates should ensure that a Form 144 is filed when required.

Employee Stock Purchase Plan. This Policy does not apply to purchases of Company Securities in the employee stock purchase plan resulting from a Covered Person’s periodic contribution of money to the plan pursuant to the election a Covered Person made at the time of such Covered Person’s enrollment in the plan. This Policy also does not apply to purchases of Company Securities resulting from lump sum contributions to the plan, provided that a Covered Person elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to a Covered Person’s election to participate in the plan for any enrollment period, and to a Covered Person’s sales of Company Securities purchased pursuant to the plan.

Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under any Company dividend reinvestment plan resulting from a Covered Person’s reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities resulting from additional contributions that a Covered Person chooses to make to any such dividend reinvestment plan, and to a Covered Person’s election to participate in the plan or increase such Covered Person’s level of participation in any such plan. This Policy also applies to a Covered Person’s sale of any Company Securities purchased pursuant to any such plan.

Other Similar Transactions. Any other purchase of Company Securities from the Company or sales of Company Securities to the Company are not subject to this Policy.

Transactions Not Involving a Purchase or Sale

Bona fide gifts are not transactions subject to this Policy (other than pre-clearance procedures as specified under the heading “Additional Procedures”), unless the Covered Person making the gift has reason to believe that the recipient intends to sell the Company Securities while the Covered Person is aware of material, non-public information, or the Covered Person making the gift is subject to the trading restrictions specified below under the heading “Additional Procedures” and the sales by the recipient of the Company Securities occur during a blackout period. Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

Special and Prohibited Transactions

The Board has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. It therefore is the Company’s policy that any Covered Persons may not engage in any of the following transactions, or should otherwise consider the Company’s preferences as described below:

Short-Term Trading. Short-term trading of Company Securities may be distracting to the Covered Person and may unduly focus the Covered Person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. For these reasons, any Covered Person who purchases Company Securities in the open market may not sell any Company Securities of the same class during the six months following the purchase (or vice versa).

Short Sales. Short sales of Company Securities (i.e., the sale of a security that the Covered Person does not own) may evidence an expectation on the part of the Covered Person that the securities will decline in value and, therefore, have the potential to signal to the market that the Covered Person lacks confidence in the Company’s prospects. In addition, short sales may reduce a Covered Person’s incentive to seek to improve the Company’s performance. For these reasons, short sales of Company Securities are prohibited. In addition, Section 16(c) of the Exchange Act prohibits certain Covered Persons from engaging in short sales.

Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may create the appearance that a Covered Person is trading based on material, non-public information and focus a Covered Person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such transactions may permit a Covered Person to continue to own Company Securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the Covered Person may no longer have the same objectives as the Company’s other shareholders. Therefore, Covered Persons are prohibited from engaging in any such transactions.

Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, non-public information or otherwise is not permitted to trade in Company Securities, Covered Persons are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan.

Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described below) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a Covered Person is in possession of material, non-public information. The Company therefore discourages placing standing or limit orders on Company Securities. If a Covered Person determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading “Additional Procedures.”

Additional Procedures

The Board has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material, non-public information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

Pre-Clearance Procedures. Covered Persons may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Compliance Officer. A request for pre-clearance should be submitted to the Compliance Officer at least two (2) business days in advance of the proposed transaction. The Compliance Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction. If a Covered Person seeks pre-clearance and permission to engage in the transaction is denied, then such Covered Person should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the Covered Person should carefully consider whether such Covered Person may be aware of any material, non-public information about the Company and should describe fully those circumstances to the Compliance Officer. The Covered Person should also indicate whether such Covered Person has effected any non-exempt “opposite-way” transactions within the past six (6) months and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The Covered Person should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

Quarterly Trading Restrictions. Covered Persons may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a “Blackout Period” beginning 15 days prior to the end of each fiscal quarter and ending on the second (2nd) business day following the date of the public release of the Company’s earnings results for that quarter. In other words, Covered Persons may only conduct transactions in Company Securities during the “Window Period” beginning on the third (3rd) business day following the public release of the Company’s quarterly earnings and ending 15 days prior to the close of the next fiscal quarter.

Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few Covered Persons. So long as the event remains material and nonpublic, those Covered Persons designated by the Compliance Officer may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, certain Covered Persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these Covered Persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole and should not be communicated to any other person. Even if the Compliance Officer has not designated a Covered Person as a person who should not trade due to an event-specific restriction, Covered Persons should not trade while aware of material, non-public information. Exceptions will not be granted during an event-specific trading restriction period.

Exceptions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Plans.”

Rule 10b5-1 Plans

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a Covered Person must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1 of the Exchange Act, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with the Policy, a Rule 10b5-1 Plan must be approved by the Compliance Officer and meet the requirements of Rule 10b5-1 and any additional Company guidelines for Rule 10b5-1 plans. In general, a Rule 10b5-1 Plan must be entered into at a time when the Covered Person entering into the plan is not aware of material, non-public information. Once the plan is adopted, the Covered Person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-1 Plan must be submitted for approval five (5) days prior to the entry into the Rule 10b5-1 Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required.

Filing of Section 16 Reports

The SEC’s rules under Section 16(a) of the Exchange Act impose reporting requirements on executive officers, directors, and 10% stockholders. If there is any change in ownership by an executive officer, director, or 10% stockholder of Company stock at any time, other than through certain exempt Company benefit plans, such person will be required to file a Form 4 with the SEC reporting the change. In virtually all cases, the Form 4 must be filed no later than the second business day following the execution date of the transaction.

Executive officers, directors, and 10% stockholders are also required to report certain exempt transactions to the SEC at year-end on a Form 5. The number and types of transactions eligible for Form 5 reporting are very limited. Coupled with the complexity of determining the time for filing reports in the situations described above, the need to pre-clear with the Compliance Officer all transactions that executive officers, directors, and 10% stockholders may contemplate is essential to our ability to assist such persons in making the proper filings in the required time frames.

Under SEC rules, the preparation and filing of Section 16(a) reports is solely the responsibility of the directors, executive officers, and 10% stockholders. However, because of the complexities of compliance with the Section 16(a) filing requirements and to help prevent inadvertent violations of the short-swing profit rules, the Company has determined that it is prudent to provide such persons with assistance in preparing and filing their reports. In this regard, the Company’s [General Counsel] has been designated as the Company’s Filing Coordinator and can assist all executive officers and directors in preparing, reviewing, and filing all Forms 3, 4, and 5.

Post-Termination Transactions

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If a Covered Person is in possession of material, non-public information when such Covered Person’s service terminates, that Covered Person may not trade in Company Securities until that information has become public or is no longer material.

Consequences of Violations

The purchase or sale of securities while aware of material, non-public information, or the disclosure of material, non-public information to others who then trade in the Company’s Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. Although the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, a Covered Person’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Company Assistance

Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer.

Certification

All Covered Persons subject to this Policy must certify their understanding of, and intent to comply with, this Policy.

CERTIFICATION

I certify that:

1.	I have read and understand the Company’s Insider Trading Policy (the “Policy”). I understand that the Compliance Officer is available to answer any questions I have regarding the Policy.

2.	Since [date the Policy became effective], or such shorter period of time that I have been an employee of the Company, I have complied with the Policy.

3.	I will continue to comply with the Policy for as long as I am subject to the Policy.

Printed name:

Signature:

Date: